UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.              )*

CEN BIOTECH, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

15130L104
(CUSIP Number)

Joseph Byrne

300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9 (519) 419-4958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130L104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Byrne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,362,894
	8.	SHARED VOTING POWER 160,000
	9.	SOLE DISPOSITIVE POWER 1,362,894
	10.	SHARED DISPOSITIVE POWER 160,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.63%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15130L104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the shares of common stock of Cen Biotech, Inc. (the “Issuer”) with its principal office located at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9

Item 2.  Identity and Background.

The name of the person filing this statement Joseph Byrne (the “Reporting Person”). The Reporting Person is a citizen of Canada. The Reporting Persons’ present principal occupation is President of the Issuer and a member of its Board of Directors. The principal business address of the Reporting Person is c/o the Issuer at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9. During the last five years, the Reporting Person has not been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by the Reporting Person was his personal funds. 1,270,000 shares of common stock of the Issuer were granted by the Issuer on November 30, 2017, pursuant to two restricted stock agreements pursuant to the Issuer’s Equity Compensation Plan and the issuance was approved by the Issuer’s full board of directors and 7,142 shares of common stock of the Issuer were issued on February 29, 2016 pursuant to a Spin Off by Creative Edge Nutrition, Inc. ("Creative") to its shareholders of all of the outstanding shares of common stock the Issuer, which was at the time a subsidiary of Creative in order to separate Creative's specialty pharmaceutical business into a separate company (the “Spin Off”).

The Reporting Person is also the beneficial owner of 76,123 shares of the Issuer’s common stock issuable upon the conversion of a promissory note which was issued on August 17, 2016 in the amount of $121,796 (the “Convertible Note”).

Additionally, 24,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of a promissory note dated January 24, 2018 (the “Note”) and were acquired in increments of 2,000 shares on the following dates: 12/14/18; 11/20/18; 10/17/18; 9/16/18; 8/16/18; 7/16/18; 6/15/18; 5/14/18; 4/17/18; 1/24/18; 2/14/18; and 3/15/18.

Additionally, 24,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the “Note” and were acquired in increments of 2,000 shares on the following dates: 01/16/2019; 02/16/2019; 03/16/2019; 04/16/2019; 05/16/2019; 06/16/2019; 07/16/2019; 08/16/2019; 09/16/2019; 10/16/2019; 11/16/2019; and 12/16/2019.

Additionally, 24,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the “Note” and were acquired in increments of 2,000 shares on the following dates: 01/16/2020; 02/16/2020; 03/16/2020; 04/16/2020; 05/16/2020; 06/16/2020;07/16/2020; 08/16/2020; 09/16/2020; 10/16/2020; 11/16/2020; 12/16/2020;

Additionally, 10,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the “Note” and were acquired in increments of 2,000 shares on the following dates: 01/16/2021; 02/16/2021; 03/16/2021; 04/16/2021; and 05/16/2021.

Additionally, 5,752 shares held by Reporting Person, which were issued as a dividend payment for Creative shares held by Reporting Person purchased by Reporting Person through his brokerage account, are held in Reporting Person’s brokerage account.

CUSIP No. 15130L104	13D	Page 4 of 5 Pages

Additionally, the Reporting Person shares voting and dispositive control of the 164,000 shares held by his wife, which she acquired as consideration for extending the maturity date of a promissory note dated January 14, 2018 (the “Spouse Note”) and were acquired in increments of 4,000 shares on the following dates: 12/14/18; 11/20/18; 10/17/18; 9/16/18; 8/16/18; 7/16/18; 6/15/18; 5/14/18; 4/17/18; 1/24/18; 2/14/18; 3/15/18; 01/16/2019; 02/16/2019; 03/16/2019; 04/16/2019; 05/16/2019; 06/16/2019; 07/16/2019; 08/16/2019; 09/16/2019; 10/16/2019; 11/16/2019; 12/16/2019; 01/16/2020; 02/16/2020; 03/16/2020; 04/16/2020; 05/16/2020; 06/16/2020; 07/16/2020; 08/16/2020; 09/16/2020; 10/16/2020; 11/16/2020; 12/16/2020; 01/16/2021; 02/16/2021; 03/16/2021; 04/16/2021; and 05/16/2021.

The shares issued pursuant to the restricted stock agreements were issued under the Issuer’s Equity Compensation Plan. The shares purchased by the Reporting Person of Creative which were then exchanged for the shares issued in the Spin Off were purchased for a total consideration amount of approximately $5,500. The Note was acquired for total consideration of $50,000. The Spouse Note was acquired for total consideration of $100,000. The Convertible Note was acquired for total consideration of $121,796.

Item 4.  Purpose of Transaction.

The 1,270,000 shares of common stock held by the Reporting Person which were acquired on November 30, 2017, pursuant to two restricted stock agreements pursuant to the Issuer’s Equity Compensation Plan with the purpose of compensating the Reporting Person thereunder.

The shares purchased by the Reporting Person which were then exchanged for 7,142 the shares of the Issuer issued in the Spin Off, were acquired for the purpose of investment.

The Note, for the extensions of which shares were issued was acquired for the purpose of funding the Issuer.

The Convertible Note was acquired for the purpose of investment.

The Spouse Note, for the extensions of which shares were issued was acquired for the purpose of funding the Issuer.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 1,522,894 shares of the Issuer’s common stock which represents approximately 3.63% of the Issuer’s Common Stock based on 41,916,927 shares of common stock of the Issuer outstanding as of June 15, 2021. The Reporting Person has sole voting and dispositive power over 1,362,894 shares owned by him and has shares voting and dispositive power over the 160,000 shares held by his wife.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan.

Exhibit 99.2 Executive Employment Agreement, effective as of November 30, 2017, between Joseph Byrne and CEN Biotech Inc.

Exhibit 99.3 Convertible Promissory Note issued by Cen Biotech Inc. dated August 17, 2016.

Exhibit 99.4 Promissory Note issued by Cen Biotech Inc. dated January 24, 2018.

Exhibit No.	Description of Document

99.1

Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.2	Executive Employment Agreement, effective as of November 30, 2017, between Joseph Byrne and CEN Biotech Inc. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.3*	Exhibit 99.3 Convertible Promissory Note issued by Cen Biotech Inc. dated August 17, 2016.

99.4*	Exhibit 99.4 Promissory Note issued by Cen Biotech Inc. dated January 24, 2018.

*Filed herewith.

CUSIP No. 15130L104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEN BIOTECH, INC.

/s/ Joseph Byrne
Joseph Byrne

June 15, 2021